UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL RETIREMENT
INCOME SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
600 Grant Street
Suite 5100
Pittsburgh, Pennsylvania 15219

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
the Kennametal Retirement Income Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, in 2016, the Plan adopted new accounting standards related to Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820), 2015-12, Defined Contribution Plan (Topic 962), and 2017-06, Defined Contribution Plan (Topic 962). Our opinion is not modified with respect to this matter.

/s/ Herbein + Company, Inc.
Herbein + Company, Inc.

Pittsburgh, Pennsylvania
June 15, 2017

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
INVESTMENTS
Plan interest in the Kennametal Inc. Master Trust investments, at fair value	$—	$9,174,797
Plan interest in the Kennametal Inc. Master Trust fully benefit-responsive investment contracts, at contract value	—	3,732,153
Total plan interest in the Kennametal Inc. Master Trust	—	12,906,950
RECEIVABLES
Employer contributions	—	25,550
Notes receivable from participants	—	225,190
TOTAL RECEIVABLES	—	250,740
NET ASSETS AVAILABLE FOR BENEFITS	$—	$13,157,690
The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Plan interest in the Kennametal Inc. Master Trust investment income	$1,239,158
Interest income on notes receivable from participants	13,267
Contributions:
Participants	123,369
Employer	72,646
Total contributions	196,015
Total additions	1,448,440
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,540,075
Administrative fees	16,667
Total deductions	2,556,742
NET DECREASE BEFORE TRANSFER OF ASSETS	(1,108,302)
Transfers of assets from this plan	(12,049,388)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,157,690
End of year	$—
The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015
NOTE 1—DESCRIPTION OF PLAN
The following description of the Kennametal Retirement Income Savings Plan, as amended (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Effective December 31, 2016, all of the Plan's participants and corresponding accounts were transfered into the Kennametal Thrift Plus Plan (Thrift Plan), another qualified plan sponsored by Kennametal Inc. (Kennametal or the Company).
GENERAL – The Plan was a defined contribution plan, established to encourage investment and savings for eligible union employees of Kennametal and provided a method to supplement their retirement income. The Plan provided these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provided for employee after-tax Roth contributions and Company contributions. The Plan was subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company was the Plan sponsor.
Fidelity Management Trust Company (FMTC) served as trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (FIIOC) served as the record keeper. The trustee had overall responsibility for the custody, safekeeping, and investment of the Plan assets that it held. The Plan also provided for Company contributions. Trust investments in Kennametal Inc. capital stock were made via the stock fund.
ELIGIBILITY – Employees were participants in the Plan for employee pre-tax, Roth, and Company matching contributions on the first day after working 500 hours of service in six (6) consecutive months of service. Employees became eligible for Company mandatory and discretionary contributions as of the first entry date (January 1, April 1, July 1, or October 1) after working six consecutive months.
VESTING – Employees were 100% vested in their account at all times (i.e. employer and employee contributions vest immediately).
PARTICIPANT ACCOUNTS – A separate account was maintained for each participant in the Plan. Each participant's account was credited with the participant's contributions, Company matching contributions, and the Company required basic contribution. Fixed administrative expenses were deducted quarterly from the participants' accounts. The benefit to which a participant was entitled was the balance of the participant's vested account.
CONTRIBUTIONS – The Company was required to contribute quarterly a base amount of 2% of each eligible employee's wages as defined in the Plan agreement. Participants could elect to contribute to the Plan from 1% to 20% of their eligible wages through payroll deductions. Employees who are age 50 or older and who met the annual Internal Revenue Service (IRS) limit under the law or the Plan were eligible to make catch-up contributions. The Plan provided for Company matching contributions of 50% of employee contributions, excluding catch-up contributions up to 4% with each pay. As such, the maximum Company matching contribution was 2%. Under the Plan, the Company had the discretion to make its Company matching contributions in Kennametal Inc. capital stock for all eligible participants from 0-3% of eligible compensation. The Plan also had an optional performance contribution which was not made during 2016.
The participants could elect to have their contributions (pre-tax, Roth, catch-up, and rollover amounts) invested in the different investment funds available under the Plan. Company contributions were invested in the same investment elections that the employee elected for their pre-tax or after-tax contributions.

DISTRIBUTIONS – Distributions to participants due to disability, retirement, or death were payable, at the participant's election, as a single distribution consisting of whole shares of Kennametal Inc. capital stock plus cash for fractional shares, a cash lump-sum, single-life annuity or joint and survivor annuity. If a participant's vested interest in his or her account exceeded $1,000, a participant could elect to defer distribution to a future date as more fully described in the Plan document.
In addition, while still employed, participants could withdraw certain employee and Company contributions if over age 59.5, at any time. Pre-tax employee and Company contributions could be withdrawn by participants under age 59.5 only for hardship reasons and only after all available loans had been taken. After tax Employee Contributions Transferred to the Plan could be withdrawn one time per calendar quarter; not subject to age or hardship rules. Rollover Contributions could be withdrawn at any time; not subject to age or hardship rules.
NOTES RECEIVABLE FROM PARTICIPANTS – The minimum loan available was $1,000 and the maximum loan amount is the lesser of 50% of your total vested account balance or $50,000. The maximum term permissible for a loan was 5 years for a general purpose loan and 30 years for a residential loan.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING – The financial statements of the Plan are prepared under the accrual basis of accounting.
USE OF ESTIMATES – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION – The Plan held an interest in the net assets of the Kennametal Inc. Master Trust (Master Trust) as of December 31, 2015 through the date of the transfer of assets to the Thrift Plan. The Master Trust investments were reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's ERISA Compliance Committee determines the Plan's valuation policies utilizing information provided by its investment advisors, investment consultants, and the custodian. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities were recorded on the trade-date basis. Gains and losses on securities sold or redeemed were determined on the basis of average cost. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Plan interest in the Kennametal Inc. Master Trust investment income included the Plan’s gain and losses on investments bought and sold as well as held during the year and interest and dividends.
NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest during 2015 and through the date of the transfer of assets to the Thrift Plan. Interest income was recorded in the period earned. Related fees were recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2015. If a participant ceased to make loan repayments and the Plan administrator deemed the participant loan to be in default, the participant loan balance was reduced and a benefit payment was recorded.

PAYMENT OF BENEFITS – Benefit payments were recorded when paid to participants / beneficiaries.
PLAN EXPENSES – Certain expenses of maintaining the Plan were paid directly by the Company and were excluded from these financial statements. Record keeping fees were charged equally to each participant and are classified as administrative fees on the Statement of Changes in Net Assets Available for Benefits. Fees related to the administration of notes receivable from participants were charged directly to the participant's account and was included in administrative fees in the accompanying Statement of Changes in Net Assets Available for Benefits. Investment related expenses were included in the Plan interest in the Kennametal Inc. Master Trust investment income.
RECENT ACCOUNTING PRONOUNCEMENTS – In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07 Fair Value Measurement (Topic 820) (ASU 2015-07), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at net asset value per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The Plan administrator has adopted this ASU in the current year, which resulted in changing the prior year comparison presentation to conform to the current year presentation.
In July 2015, the FASB issued ASU 2015-12 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This ASU reduces the complexity in employee benefit plan reporting. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Currently, fully benefit-responsive investment contracts are required to be measured at contract value with a reconciliation of contract value to fair value, when these measures differ, on the face of the Plan financial statements. Part II eliminates the requirement to disclose individual investments representing 5% or more of net assets available for benefits for both participant-directed investments and nonparticipant-directed investments. Additionally, net appreciation or depreciation in investments for the period is no longer required to be disaggregated and disclosed by general type, however, should still be presented in the aggregate. Part II also requires that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the Plan’s fiscal year-end, when the fiscal period does not coincide with month-end. This guidance is effective for fiscal years beginning after December 15, 2015. A reporting entity should apply the amendments to Parts I and II retrospectively to all periods presented, while Part III should be applied prospectively. The Plan administrator has adopted Parts I and II of this ASU in the current year, which resulted in changing the prior year comparison presentation to conform to the current year presentation. Part III is not applicable as the Plan's fiscal year-end coincides with a calendar month-end.

In February 2017, the FASB issued ASU 2017-06 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This ASU is intended to reduce diversity and improve the usefulness of information provided by employee benefit plans that hold interests in master trusts. Under the new guidance, a plan’s interests in master trust balances and activities need to be presented on the face of the plan’s financial statements. Balance in the statement of net assets and activities in the statement of changes in net assets should be shown net, as a single line item for each interest in a master trust. The new guidance also requires the following disclosures:

•	The master trust’s investments by general type and the dollar amount of the plan’s interest in each type of investment

•	The master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance
Upon adoption of the new guidance, plans with a divided interest in a master trust will no longer need to disclose the plan’s overall percentage interest in the trust. Health and welfare plans will no longer need to disclose 401(h) investment account information, but will need to reference the defined benefit plan that discloses such information. This guidance is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Plan administrator has adopted this ASU in the current year, which resulted in changing the prior year comparison presentation to conform to the current year presentation.
SUBSEQUENT EVENTS – The Plan’s management evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2016 through June 15, 2017, prior to the issuance of the Plan’s financial statements and concluded that no subsequent events occurred that would require recognition or disclosure in the Plan’s financial statements.

NOTE 3—INVESTMENT IN THE MASTER TRUST
The Plan was merged into the Thrift Plan and was no longer part of the Master Trust effective December 31, 2016. In 2015 and during 2016 prior to termination, all of the Plan’s investments were held in the Master Trust, which was established for the investment of assets of the plans making up the Kennametal Inc. Program, which consisted of Kennametal Savings Plan, Kennametal Retirement Income Savings Plan (KRISP), and Kennametal Thrift Plus Plan (Thrift). The Master Trust offers mutual funds, Common/Collective trusts, Kennametal Inc. capital stock, a Stable Value Fund and a self-directed brokerage account as investment options.

Fair value of investments held by the Master Trust at December 31 is as follows:

	2016		2015
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments valued at net asset value (NAV):
Common/Collective trusts	$202,624,453	$—	$211,832,320	$3,356,057
Investments at fair value:
Mutual funds	219,579,499	—	232,661,946	4,887,671
Kennametal Inc. capital stock	35,515,682	—	26,015,315	931,069
Self-directed brokerage account	6,443,342	—	6,208,972	—
Total investments, at fair value	464,162,976	—	476,718,553	9,174,797
Investments at contract value:
Stable Value Fund	101,382,700	—	99,203,404	3,732,153
Total investments	$565,545,676	$—	$575,921,957	$12,906,950
At December 31, 2015, the Plan's interest in the Stable Value Fund, JP Morgan Smart Retirement 2015 Fund and Vanguard Institutional Index Fund was approximately 28%, 14% and 13% of total Plan net assets, respectively.
The Master Trust has no other assets or liabilities at December 31, 2016 and 2015.
Investment income attributable to the Master Trust for the year ended December 31, 2016 was as follows:

Net appreciation in fair value of investments	$39,810,091
Interest and dividends	10,633,166
Total investment income	$50,443,257

NOTE 4—FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices to active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical unrestricted assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly including:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs are unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.
Mutual Funds -
Valued at the daily closing price as reported by the fund.
Kennametal Inc. Capital Stock -
Valued at the closing price reported on the active market on which the individual securities are traded.
Common/Collective Trusts -
Investments in Common/Collective trusts are valued using net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments do not have any unfunded commitments as of December 31, 2016 and 2015, and have a nominal redemption period.
The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value measurements at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$4,887,671	$—	$—	$4,887,671
Kennametal Inc. capital stock	931,069	—	—	931,069
Total investments in the fair value hierarchy	$5,818,740	$—	$—	$5,818,740
Investments measured at NAV (1)				3,356,057
Investments, at fair value	—	—	—	$9,174,797
1 In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques might require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no significant transfers between levels during 2016 or 2015.

NOTE 5—STABLE VALUE FUND
The Master Trust had a fully benefit-responsive guaranteed investment contract (Stable Value Fund) with Invesco which participants in the Plan owned an interest in. The Plan terminated its investment in the Stable Value fund with the termination of the Plan. Invesco maintains the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract with Invesco is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust, and in turn, the Plan.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Master Trust and the Plan to transact at contract value with the issuer. Such events include: 1) amendments to the Master Trust or Plan documents (including complete or partial termination of the Master Trust or merger with another plan that does not participate in the Master Trust arrangement), 2) changes to the Master Trust’s prohibition on competing investment options or deletion of equity wash provisions, 3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Master Trust or the Plan, or 4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Master Trust’s or Plan’s ability to transact at contract value with participants are probable of not occurring.
The average yield earned by the Plan based on actual earnings was 1.90% and 1.86% for the years ended December 31, 2016 and 2015, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 2.18% and 2.16% for the years ended December 31, 2016 and 2015, respectively.

NOTE 6—TAX STATUS
The IRS has determined and informed the Plan sponsor by a letter dated February 26, 2015, that the Plan continues to be qualified and the related trust is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for Plan years prior to December 31, 2013.

NOTE 7—RISKS AND UNCERTAINTIES
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8—RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS
One of the investment fund options that was available to participants was the capital stock of Kennametal Inc., the Plan sponsor. The Plan held 48,448 shares of Kennametal Inc. capital stock, or $931,069 at December 31, 2015. As a result, transactions related to this investment qualified as party-in-interest transactions.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

Date: June 15, 2017	By:	/s/ Erik Agostoni
Erik Agostoni
Interim Plan Administrator